FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA                                                                PRESS RELEASE
--------------------------------------------------------------------------------

For more information contact:


For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468                                     in the United States:
alonso.quintana@ica.com.mx                                 Zemi Communications

Lic. Paloma Grediaga                                       Daniel Wilson
(5255) 5272-9991 x3470                                     (212) 689-9560
paloma_grediaga_kuri@ica.com.mx                            d.b.m.wilson@zemi.com



                     ICA REPORTS FIRST QUARTER 2004 RESULTS
                     --------------------------------------


Mexico City, April 30, 2004 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the first quarter of 2004. ICA noted the following highlights:

o First quarter revenues rose 27 percent to Ps. 2,516 million, compared to Ps. 1,974 million recorded in the first quarter of 2003.

o Operating income for the first quarter of 2004 was Ps. 63 million, compared to Ps. 49 million in the same period of 2003.

o EBITDA generated during the quarter was Ps. 311 million, equivalent to 12.4 percent of sales. During the prior year period, the comparable figures were Ps. 138 million and 7 percent, respectively.

o The integral cost of financing was Ps. 40 million, a 67 percent reduction from the same period of 2003.

o SG&A expenses rose 7 percent to Ps. 210 million from the prior year period, primarily as a result of an increase in the expenses associated with preparing bid documents for new projects, which were Ps. 60.6 million in the first quarter of 2004, a 50 percent increase from the Ps. 40.4 million recorded during the first quarter of 2003. During the first quarter of 2004, SG&A expenses were equivalent to 8 percent of sales, compared to 10 percent in the same period of 2003.

o During the quarter, ICA was awarded new projects and contract additions of Ps. 4,058 million. ICA's construction consolidated backlog as of March 31, 2004 was Ps. 14,743 million, equivalent to 20 months of work based on the volume of work executed in the first quarter of 2004.

o On March 5, 2004, Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA), of which ICA owns 61 percent, completed the long term financing for the El Cajon hydroelectric project. The long term financing is comprised of a US$ 230 million five year bond due May 27, 2008 with an interest rate of 6.5 percent, and a US$ 452.4 million syndicated loan due August 31, 2007 with an interest rate of Libor + 3 percent.

o Total debt at March 31, 2004 was Ps. 6,394 million, an increase of Ps. 1,335 million compared to Ps. 5,060 million at March 31, 2003. The increase in total debt primarily reflects the incurrence of debt in connection with the El Cajon hydroelectric project, which represents 55.9 percent of ICA's total debt at March 31, 2004. Excluding the El Cajon hydroelectric project, ICA had a decrease of Ps. 2,242 million in total debt compared with the first quarter of 2003.

o On March 15, 2004, ICA paid, at maturity, the US$ 92 million of its convertible subordinated debentures that remained outstanding.

o ICA concluded a capital increase on January 9, 2004, obtaining total proceeds of Ps. 2,488 million through the issuance of 1,227 million new common shares.

ICA recorded a net loss of majority interest of Ps. 84 million in the first quarter of 2004, compared to a loss of Ps. 273 million in the first quarter of 2003.


CONSOLIDATED RESULTS
--------------------


First Quarter 2004



   (Ps. Million)                     1Q2003             1Q2004       Change (%)
--------------------------------------------------------------------------------
Revenues                              1,974             2,516           27

Operating income                       49                63             28

  Operating margin                    2.5%              2.5%

EBITDA                                 138               311            125

  EBITDA margin                       7.0%              12.4%

Net (loss)

     of majority interest             (273)             (84)           n.m.

Earnings per share (Ps.)             (0.44)            (0.05)

Weighted average shares              621.56           1,849.00          197

outstanding         (million)

         n.m. = not meaningful
         EBITDA = Operating income plus depreciation and amortization. EBITDA is not an indicator of free cash flow generation.


ICA recorded first quarter revenues of Ps. 2,516 million, a 27 percent increase from first quarter 2003 levels, mainly due to work on the El Cajon Hydroelectric project, which is advancing in accordance with the scheduled program. The El Cajon hydroelectric project was 18.3 percent complete as of March 31, 2004. During the first quarter, revenues from Mexico represented 81 percent of total revenues, while revenues in foreign currency accounted for 74 percent of the total.

First quarter operating costs were Ps. 2,242 million, compared to Ps. 1,727 million in the same period of 2003. The increase in operating costs reflected an increase in construction activity. The increase in operating costs also reflected a significant increase in prices for materials and construction supplies, which we believe could continue to affect the Company's results in the future.

General and administrative expenses in the first quarter of 2004 totaled Ps. 210 million, or 7 percent above the Ps. 197 million registered during the first quarter of 2003. The increase in general and administrative expenses reflected higher expenses associated with the preparation of bid proposals, which were Ps.
60.6 million in the first quarter of 2004, compared with the Ps. 40.4 million recorded in the first quarter of 2003. During the first quarter of 2004, general and administrative expenses were equivalent to 8 percent of sales, compared to 10 percent in the same period of 2003.

Operating income during the first quarter of 2004 was Ps. 63 million, compared to Ps. 49 million during the same quarter of 2003.

EBITDA generated in the first quarter of 2004 was Ps. 311 million, or 12.4 percent of revenues. EBITDA should not be considered as an indicator of free cash flows.

The integral cost of financing in the first quarter of 2004 was Ps. 40 million, compared to Ps. 122 million recorded in the first quarter of 2003, and consisted of the following:



   (Ps. Million)                             4Q2003                 1Q2004
--------------------------------------------------------------------------------
Interest Expense                               153                    94

Interest (Income)                             (44)                   (41)

Exchange (Gain) Loss                           35                    (14)

Monetary (Gain) Loss                          (22)                     1
--------------------------------------------------------------------------------
Integral Financing Cost                        122                    40


The decrease in the integral financing cost in the first quarter of 2004 compared to the same period of 2003 is the result of the repayment of short term, high interest rate debt; lower interest rates on the long term financing for the El Cajon hydroelectric project and, the use of a portion of the proceeds of the capital increase to repay short term debt, or to refinance it on better terms. Interest expense for the quarter was Ps. 94 million, compared to the Ps. 153 million recorded in the first quarter of 2003. There was an exchange gain of Ps. 14 million, compared to the Ps. 35 million loss recorded in the first quarter of 2003. The weighted average interest rate on debt was 6.4 percent during the quarter, compared to 11.7 percent during the 2003 period.

During the first quarter, there was Other Expense of Ps. 27 million, primarily reflecting a loss on sale of assets, as well as employee severance payments of Ps. 21 million, which are in addition to the Ps. 145 million paid during the last quarter of 2003.

The tax provision in the first quarter of 2004 was Ps. 91 million, of which Ps. 86 million were deferred taxes.

ICA recognized a loss of Ps. 1 million from its investments in unconsolidated affiliates in the quarter, primarily reflecting a loss on the Caruachi Hydroelectric Project in Venezuela of Ps. 1.5 million. This account also includes the results of ICA's investments in the airport operating company SETA and the environmental services company CIMA, among others.

ICA recorded a net loss of majority interest of Ps. 84 million in the first quarter of 2004, equivalent to a loss of Ps. 0.05 per share (US$ 0.02 per ADS) based on 1,849 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 273 million recorded in the first quarter of 2003, equivalent to a loss of Ps. 0.44 per share (US$ 0.24 per ADS), based on a weighted average of 621.56 million shares outstanding.


SEGMENT RESULTS
---------------

Segment results are shown in the following table:



   (Ps. million)                     1Q2003            1Q2004         Change (%)
--------------------------------------------------------------------------------
Civil Construction

    Revenues                           332              830            149.7

    Operating Margin                  2.3%             8.3%

Industrial Construction

    Revenues                           889              934             5.1

    Operating Margin                  1.2%            (2.7%)

CPC-Rodio

    Revenues                           437              410            (6.2)

    Operating Margin                  4.1%             1.0%

Other Segments

    Revenues                           315              342             8.4

    Operating Margin                  4.1%             4.3%


Civil Construction revenues rose, principally as a result of work on the El Cajon hydroelectric project and the Tejocotal-Nuevo Necaxa portion of the Mexico-Tuxpan highway project. Operating results of this segment include the recovery of excess costs that were recognized and paid by the client upon the delivery and client acceptance of the Chiapas Bridge.

Industrial Construction revenues increased as a result of work completed on the La Laguna power plant for Iberdrola, the Reynosa Cryogenic plant, and the May "A" and May "B" marine platforms for Pemex. The operating loss was principally the result of increased costs associated with the preparation of bid proposals for new industrial construction projects for Ps. 46 million, as well as the result of decreased margins due to stronger competition in the marketplace.

CPC-Rodio generated revenues of Ps. 410 million and an operating margin of 1 percent, reflecting the performance of projects, primarily in Spain, where new work has lower margins than in the past.



   (Ps. Million)                 Revenues    Operating Result   Operating Margin
                                                                      (%)
--------------------------------------------------------------------------------
Total Other Segments                342              15               4.3

    Real Estate and Housing         214             (6)              (2.6)

    Infrastructure Operations       100              16               16.4

    Others                          27               4                14.2
--------------------------------------------------------------------------------


Other Segments accounted for 13.6 percent of total revenues during the quarter.

Real Estate and Housing results primarily reflect the operations of the housing unit, ViveICA, which accounted for 83 percent of the segment's revenues. ViveICA had total sales of 613 units during the quarter, a 40 percent increase compared to the first quarter of 2003. The operating results reflect the negative impact of the real estate unit, which is selling assets as part of ICA's divestment program. The real estate unit registered losses for Ps. 14 million due to the sale of assets at less than book value.

As a part of its market penetration strategy, ViveICA has made agreements with landowners as well as with other developers. Currently, the joint venture with GEO DF is in the phase of legal permits approval and is expected to begin work in the second quarter of 2004.

Infrastructure Operations sales decreased to Ps. 100 million in the first quarter of 2004 from Ps. 133 million during the first quarter of 2003 primarily as a result of asset divestments. The segment's operating results of Ps. 16 million reflect a 16 percent margin, compared to a 12 percent margin during the first quarter of 2003.

Alsur (included in Others) registered an increase in activity. Warehouses operated by Alsur are operating at almost 100 percent capacity, with temporary products like coffee and sugar. We expect that Alsur will be sold as part of ICA's divestment program.


CONSTRUCTION BACKLOG
--------------------



                                                           Ps. Million      Months Construction Equivalent*
====================================================== ==================== ================================
Balance, December 2003                                       12,860                       19

    New contracts and contract additions                      4,058                        2

    Work executed                                             2,174                        1
------------------------------------------------------ -------------------- --------------------------------
Balance, March 2004                                          14,743                       20
====================================================== ==================== ================================

Non Consolidated Backlog **                                    48                          0
------------------------------------------------------ -------------------- --------------------------------
Global Backlog                                               14,792                       20
====================================================== ==================== ================================


* Months of work based on the volume of work executed in the first quarter of 2004.

** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

ICA's backlog increased by Ps. 4,058 million compared to the end-year 2003 level. The most important projects added during the first quarter of 2004 were a new portion of the Tejocotal-Nuevo Necaxa highway, storage tanks for the Shell liquefied natural gas regasification terminal, an additional contract with the Shell regasification plant, a power plant project, the 80 km Tecamac branch of the Macrocircuito water drainage project in the state of Mexico, and new projects in Spain. At the end of the first quarter, projects in Mexico represented 97 percent of the total backlog, and public sector clients were 58 percent of the total.


El Cajon Hydroelectric Project

In March 2003, the Mexican Federal Electricity Commission (Comision Federal de Electricidad -- CFE) awarded a US$ 748 million contract for the engineering, procurement and construction of the El Cajon hydroelectric project to the CIISA consortium, in which two of ICA's subsidiaries hold a combined 61 percent interest. The terms of the contract require that the contractor secure financing for its project costs. CFE will pay for the project upon completion, and the financing obtained by the consortium will only cover the project's cash costs. Consequently, although ICA expects the project to absorb certain fixed costs, and although ICA will account for revenue from the project on the percentage of completion method, the project is unlikely to generate any significant cash flow to ICA until completion, which is currently expected to occur in 2007.


The following table summarizes the main financial indicators of the El Cajon Hydroelectric project included in ICA's financial statements:

                    (Millions of Constant Pesos)               I-04
                    -----------------------------------------------
                    Revenues                                    653
                    Operating Results                            37
                    Operating Margin                              6%

                    Balance Sheet
                    -----------------------------------------------
                    Total Assets                              4,217
                        Cash and Cash Equivalents               862
                        Trade and Contract Receivables           30
                        Other Receivables                       111
                        Inventory                                47
                        Other Current Assets                     21
                      Total Current Assets                    1,070
                      Long Term Assets                        2,626
                    Total Liabilities                         4,126
                        Current Liabilities                     456
                        Long Term Liabilities                 3,577
                        Other Liabilities                        92
                    Equity                                       92


The El Cajon hydroelectric project was 18.3 percent complete as of March 31, 2004, and generated Ps. 653 million in first quarter revenues and Ps. 37 million in operating income, with a 6 percent operating margin. An increase in steel prices has negatively affected the project. ICA is in the process of documenting the effects of such price increases, and intends to present such documentation for its client's consideration within the legal framework established for contracts of this type.

CIISA secured US$ 682 million in long term financing for the project, comprised of US$ 230 million bond placement and a US$ 453 million syndicated loan. As of March 31, US$ 141 million of the financing has been used by ICA.

Total liabilities attributable to El Cajon were Ps. 4,126 million, of which 11 percent was short term and 89 percent long term. The syndicated loan is shown on ICA's balance sheet as it is disbursed. The total amount of the bond is shown on ICA's balance sheet as a long term liability. Additionally, resources received from the bond issuance are shown as a short or long term asset as it is utilized, in the account of Long Term Assets.


BALANCE SHEET
-------------

    (Ps. million; end of period)                1Q2003          1Q2004          Change (%)
-----------------------------------------------------------------------------------------
Current assets                                   6,522           6,973              6.9

    Of which: Cash and cash equivalents          2,483           2,159           (13.0)

                    Accounts receivable          1,890           2,329             23.2

Long term investments                            4,923           6,975             41.7

Property, plant and equipment                    1,334           1,292            (3.1)

Other long term assets                           1,411           1,624             15.1

Total assets                                    14,191          16,863             18.8

Current liabilities                              7,115           5,271           (25.9)

Long term liabilities                            3,162           5,939             88.7

Shareholders equity                              3,914           5,654             44.5

Total liabilities and equity                    14,191          16,863             18.8


As of March 31, 2004, ICA had cash and equivalents of Ps. 2,159 million, a decrease of 13 percent compared March 31, 2003, primarily as a result of payments to suppliers and creditors and employee severance payments during the last quarter of 2003 and the first quarter of 2004. Of the total cash amount, 38 percent was in ICA's joint venture subsidiaries, ICA Fluor and Rodio; payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners. Another 40 percent was held by the companies constructing the El Cajon hydroelectric project. The remaining Ps. 476 million in cash was largely held at the parent company or in other operating subsidiaries.

Short-term accounts receivable increased to Ps. 2,329 million as of March 31, 2004 from Ps. 1,890 million a year earlier, primarily as a result of the contracting mechanisms used by ICA, where collections are tied to meeting project completion milestones. This affects ICA's liquidity situation, as the company must finance the required working capital. The amounts include: Ps. 30 million for the El Cajon Hydroelectric project for access roads to the project; Ps. 336 million for the Chicontepec project; and Ps. 283 million for the Pemex platforms.

Long term investments account in ICA's Balance Sheet include the certifications for completed work on the El Cajon hydroelectric project, as well as long term investments, totaling Ps. 2,626 million.

Total liabilities increased as a result of the increase in long term debt related to the El Cajon hydroelectric project, which offset the repayment of short term debt. Liabilities associated with the El Cajon hydroelectric project represent 55.9 percent of ICA's total liabilities at March 31, 2004.

Shareholders' equity of Ps. 5,654 million increased as a result of the capital increase that was completed on January 9, 2004.


Divestments

During the first quarter of 2004, ICA carried out divestments of Ps. 62 million, including the sale of SIMEX, as well as land in Cuernavaca, Queretaro and Cancun. SIMEX developed automation systems for intelligent buildings and toll collection systems. ICA consolidated SIMEX's results in Infrastructure Operations.


Debt

Total debt at the end of the first quarter was Ps. 6,394 million, an increase of Ps. 1,335 million compared to the same period of 2003. The increase is primarily the result of the debt incurred in connection with the El Cajon hydroelectric project, which more than offset the repayment of the convertible bond on March 15, 2004, and the refinancing or repayment of short and long term debt. Excluding the El Cajon Hydroelectric project, ICA had Ps. 2,817 million in debt at the end of the first quarter, a decrease of Ps. 2,242 million compared to the first quarter of 2003.

At March 31, 2004, ICA had used US$ 103.8 million of the syndicated loan incurred in connection with the El Cajon hydroelectric project and had registered, as long term debt, US$ 230 million from the bond. Total debt recorded for the El Cajon hydroelectric project amounts to Ps. 3,577 million. US$ 141 million of the financing has been used by ICA.



(Ps. million)                                         1Q2003          1Q2004
--------------------------------------------------------------------------------
Short Term Debt                                       2,196              936

Long Term Debt                                        2,863           5,458
--------------------------------------------------------------------------------
Total Debt                                            5,060           6,394

  Of which: El Cajon Project Debt                       0             3,577

Total Debt without El Cajon Project Debt              5,060           2,817

Cash                                                  2,483           2,159

Cash without El Cajon Project Debt                      0             1,297

Net Debt                                              2,577           4,235

Net Debt without El Cajon Project Debt                2,577           1,520


78 percent of ICA's total debt corresponds to the financing of projects, 6 percent correspond to operating companies without guarantee of the holding company and 17 percent relate to corporate financing.

During the first quarter of 2004, ICA reached an agreement with Banamex to refinance US$ 35 million of short term debt over 7 years with the guarantee of a concession project's cash flows. This agreement has not been finalized, and it is expected to be completed during the second quarter of 2004. In addition, a payment of US$ 15 million short term debt was agreed and contributed to the decrease of short term debt.

As of March 31, 2004, 14.6 percent of ICA's total debt matured in less than one year; 43 percent is securities debt; and 76 percent is denominated in foreign currency, principally dollars.



Liquidity and Financial Ratios

The current ratio as of the end of the first quarter of 2004 was 1.32, compared to 0.92 in the same period of 2003. The improvement is the result of the closing of the financing for the El Cajon hydroelectric project, the payment of the convertible bond, and the refinancing of short term debt. Part of ICA's cash and cash equivalents has been allocated to obtain the letters of credit needed to guarantee ICA's obligations, which has increasingly been required by clients.

The interest coverage ratio (EBITDA/interest expense) was 3.32, compared to 0.91 in the prior year period. The leverage ratio (total debt/equity) decreased to
1.13 in the first quarter, compared to 1.29 in the same period of 2003.


SUBSEQUENT EVENTS


New Contract Awards

     o On April 2, 2004, ICA was awarded a Ps. 350 million contract to construct the Iztapalapa Hospital in Mexico City. The lump sum contract includes construction and procurement, and is scheduled to be constructed over 11 months.

     o On April 2004, ICA was also awarded a Ps. 53 million, lump sum contract for the construction and warehousing of 2,167 concrete panels needed for the construction of the San Antonio road system in Mexico City.



Board of Directors and Audit Committee

On April 16, 2004, ICA's Annual Shareholders' Meeting approved the new Board of Directors, which is comprised of the following members:



Bernardo Quintana Isaac                              Chairman
Jorge Borja Navarrete
Jose Luis Guerrero Alvarez
Lorenzo Zambrano Trevino *
Sergio Fernando Montano Leon
Emilio Carrillo Gamboa *
Alberto Escofet Artigas *
Luis Fernando Zarate Rocha
Carlos Abedrop Davila *
Jorge Aguirre Quintana
Juan Claudio Salles Manuel *
Esteban Malpica Fomperosa *
Angeles Espinosa Yglesias *
Elmer Fernando Franco Macias *
Alberto Mulas Alonso*


* Independent members



An Audit Committee was also approved by the Shareholders' Meeting, and will be comprised of the following members:



Juan Claudio Salles Manuel *                Chairman
Emilio Carrillo Gamboa *
Esteban Malpica Fomperosa *
Alberto Mulas Alonso *




CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Monday, May 3 at 11:00 a.m. (EDT). In order to participate, please call (888) 475-2151 from the U.S. or
(973) 582-2710 internationally, 5 to 10 minutes before the scheduled time. The reference code is 4744361. A taped replay will be available until midnight on May 10th by calling (877) 519-4471 from the U.S. or (973) 341-3080 internationally, with the same reference code.



Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of March 31, 2004 purchasing power. The exchange rate used for the conversion of amounts at March 31, 2004 was Ps. 11.11 per US dollar. The sum of line items may not match totals because of rounding.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.



Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx





                               Three Tables Follow



                                                                           (Millions of Constant Pesos)
                                                                                Three Months Ended
Income Statement                                                                     March 31,
                                                         ------------------------------------------------------------------
                                                                I-03                       I-04            US Million
-----------------------------------------------------    ------------------------------------------------------------------

Revenues                                            Ps.        1,974             Ps.     2,516           US$      226
Cost of Sales                                                  1,727                     2,242                    202
Gross Profit                                                     247                       273                     25
General and Administrative Expenses                              197                       210                     19
-----------------------------------------------------    ----------------------------------------------- ------------------
Operating Income                                                  49                        63                      6
     Interest Expense                                            153                        94                     19
     Interest (Income)                                           (44)                      (41)                    (1)
     Loss (Gain) in Foreign Exchange                              35                       (14)                    (1)
     Loss (Gain) in Monetary Position                            (22)                        1                      -
-----------------------------------------------------    ----------------------------------------------- ------------------
Total Financing (Gain) Cost                                      122                        40                      4
Income After Financing (Gain) Cost                               (72)                       23                      2
Other (Income) Expense, Net                                       24                        27                      2
Income Before Taxes and
   Employees' Profit Sharing                                     (96)                       (4)                     -
Reserve for Taxes and
   Employees' Profit Sharing                                     115                        91                      8
---------------------------------------------------------------------------------------------------------------------------
   Employees' Profit Sharing                                    (211)                      (94)                    (9)
Share in Net Income (Loss) of Unconsolidated
   Affiliates                                                    (49)                       (1)                    (0)
-----------------------------------------------------    ----------------------------------------------- ------------------
Net Consolidated Income (Loss)                                  (260)                      (95)                    (9)
Net Income (Loss) of Minority Interest                            14                       (11)                    (1)
-----------------------------------------------------    ----------------------------------------------- ------------------
Net Income (Loss) of Majority Interest                          (273)                      (84)                    (8)
---------------------------------------------------------------------------------------------------------------------------
EBITDA (Operating Income + Depreciation
   & Amortization)                                               138                       311                     28
-----------------------------------------------------    ----------------------------------------------- ------------------
EBITDA Margin                                                      7%                       12.40%

Primary: weighted average shares (millions)                    621.56                    1,849.00
EPS:                                                            (0.44)     (0.24)           (0.05)       US$      (0.02)

Fully diluted: weighted average shares (millions)              659.14
EPS:                                                            (0.41)      (0.22)



                                                                        (Millions of Constant Pesos)
                                                                             Three Months Ended
Operating Results by Segment                                                       Mar-31

                                                           I-03                I-04                  US Million
---------------------------------------------------   ------------------------------------------------------------------
Net Sales                                         Ps.      1,974     Ps.$     2,516          US$          226

    Civil Construction                                       332                830                        75
    Industrial Construction                                  889                934                        84
    Rodio                                                    437                410                        37
                                                      ----------------    --------------------    ----------------------
     Total Construction                                    1,658              2,174                       196
    Housing & Real Estate                                    157                214                        19
    nfrastructure Operations                                 133                100                         9
    Other Segments                                            25                 27                         2
---------------------------------------------------   ----------------    --------------------    ----------------------
     Total Other Segments                                    315                342                        31

Operating Income                                              49                 63                         6

    Civil Construction                                         8                 69                         6
    Industrial Construction                                   11                (25)                       -2
    Rodio                                                     18                  4                         0
---------------------------------------------------   ----------------    --------------------    ----------------------
     Total Construction                                       36                 48                         4

    Housing & Real Estate                                     (3)                (6)                       -1
    Infrastructure Operations                                 16                 16                         1
    Other Segments                                            (0)                 4                         0
---------------------------------------------------   ----------------    --------------------    ----------------------
     Total Other Segments                                     13                 15                         1

                                                           I-03                  I-04
---------------------------------------------------   ----------------------------------------
Operating Margins                                            2.5%                2.5%

    Civil Construction                                       2.3%                8.3%
    Industrial Construction                                  1.2%               -2.7%
    Rodio                                                    4.1%                1.0%
---------------------------------------------------   ----------------    --------------------
     Total Construction                                      1.8%                1.9%

    Housing & Real Estate                                   -1.7%               -2.6%

    Infrastructure Operations                               12.1%               16.4%
    Other Segments                                          -1.7%               14.2%
---------------------------------------------------   ----------------    --------------------
     Total Other Segments                                    0.7%                0.6%



Consolidated Balance Sheet                             (Millions of Constant Pesos)
                                                               As of Mar 31,
                                                        2003             2004                 US Million
-------------------------------------------------------------------------------------     --------------------
Assets

Cash and Cash Equivalents                               2,483              2,159    US$           194
Trade and Contract Receivables                          1,890              2,329                  210
Inventories                                             1,276              1,361                  123
Other Receivables                                         759                947                   85
Other Current Assets                                      114                176                   16
-------------------------------------------------------------------------------------     --------------------
     Total Current Assets                               6,522              6,973                  628

Investment in Concessions, Affiliated
Companies and Long-Term Receivables                     4,923              6,975                  628
Property, Plant and Equipment Net                       1,334              1,292                  116
Other Assets                                            1,411              1,624                  146
-------------------------------------------------------------------------------------     --------------------
     Total                                             14,191             16,863                1,518

Liabilities and Stockholders' Equity
Accounts Payable                                          992              1,100                   99
Current Debt                                            2,196                936                   84
Other Current Liabilities                               3,906              3,236                  291
-------------------------------------------------------------------------------------     --------------------
     Total Current Liabilities                          7,094              5,271                  474
Long-Term Debt                                          2,863              5,458                  491
Other Noncurrent Liabilities                              320                480                   43
-------------------------------------------------------------------------------------     --------------------
Total Liabilities                                      10,277             11,210                1,009
Stockholders' Equity                                    3,914              5,654                  509
-------------------------------------------------------------------------------------     --------------------
     Total                                             14,191             16,863                1,518

Current Ratio                                            0.92               1.32                 1.32
Cash / Current Debt                                      1.13               2.31                 2.31
Total Debt                                              5,060              6,394                  576
Net Interest Coverage (EBITDA/Net Interest)              1.27               5.91                 5.91
Leverage (Total Liabilities / Equity)                    2.63               1.98                 1.98
Leverage (Debt / Equity)                                 1.29               1.13                 1.13




--------------------------------------------------------------------------------
INVESTOR RELATIONS               www.ics.com.mx

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2004


                                         Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                           /s/ JOSE LUIS GUERRERO
                                           Name:  Dr. Jose Luis Guerrero
                                           Title: Vice President, Finance